UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-24612

ADTRAN, INC. 401(k) RETIREMENT PLAN

(Full title of the plan)

ADTRAN, INC.

(Name of issuer of the securities held pursuant to the plan)

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

(Address of the plan and address of issuer’s principal executive offices)

ADTRAN, INC. 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2011	12

Signature	14

Exhibit Index	15

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

June 21, 2012

ADTRAN, INC. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2011	2010
Assets
Investments, at fair value	$139,822,040	$132,559,040
Employer contributions receivable	533,601	405,334
Employee contributions receivable	178,268	141,158
Notes receivable from participants	3,533,869	2,999,323

Net Assets Available for Benefits at Fair Value	144,067,778	136,104,855
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(134,523)	(37,131)

Net Assets Available for Benefits	$143,933,255	$136,067,724

The accompanying notes are an integral part of these financial statements.

ADTRAN, INC. 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Interest and dividend income	$3,825,629
Net change in the fair value of investments	(7,436,343)
Contributions:
Employee	10,057,082
Employer	4,355,631
Rollovers from other qualified plans	648,828
Transfers of assets to the plan	847,696

Total contributions	15,909,237

Total additions	12,298,523

Deductions from net assets attributed to:
Distributions to participants	4,394,575
Administrative expenses	38,417

Total deductions	4,432,992

Net increase in net assets available for benefits	7,865,531
Net assets available for benefits, beginning of year	136,067,724

Net assets available for benefits, end of year	$143,933,255

The accompanying notes are an integral part of these financial statements.

ADTRAN, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 – Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and summary Plan description for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (Company) (Employer) formed the Plan effective January 1, 1990 to provide certain retirement benefits for our employees. The Company designs, manufactures and markets solutions and provides services and support for communications networks. The Company’s solutions are widely deployed by providers of communications services and small and mid-sized enterprises, and enable voice, data, video and Internet communications across wireline and wireless networks. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the provisions of Internal Revenue Code (IRC) Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as nondiscretionary employer contributions. The plan assets are held by Fidelity Management Trust Company (Fidelity), which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan.

The Plan was amended, effective July 1, 1997, to allow the Company’s common stock to be an investment option of the Plan.

Beginning in 2001, the Company’s Board of Directors adopted various amendments to bring the Plan into compliance with the provisions of IRC Section 401(k)(12)(c) as a “design-based safe harbor” plan for nondiscrimination purposes. Pursuant to these amendments, the Plan provided that the Company make nonelective contributions of 3% of each eligible participant’s annual compensation (subject to certain limits). In addition, the Plan did not require (or permit) the Company to make matching contributions for employee elective deferrals. Under the Plan, there was no minimum age requirement for employees to be eligible to participate, and there was no minimum service requirement for employees to be eligible to make elective deferrals under the Plan. However, employees were required to complete twelve months of service to be eligible for the “safe harbor” contribution of 3% of their eligible compensation. The Plan permits participants to change their contribution deferral rate each pay period.

The Plan permits participants to elect to receive distributions from the Plan in the form of company stock. The Plan’s loan provisions limit outstanding loans to two loans at a time. Co-op employees hired on or after December 1, 2001, seasonal employees, leased employees, interns and nonresident aliens with no U.S. income are excluded from participation in the Plan.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in IRC Section 414(v). This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

Effective January 3, 2003, the Plan Document was restated in order to comply with the Internal Revenue Service (IRS) deadline for GUST (General Agreement on Tariffs and Trade – 1994, Uniform Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996 and Taxpayer Relief Act of 1997) adoption by prototype plans.

Effective January 1, 2008 the Plan Document was amended to cease making the safe harbor nonelective contributions of 3% and begin making safe harbor matching contributions. Active participants must complete twelve months of service to be eligible for the Company’s safe harbor matching contributions, which are as follows: 100% of an employee’s first 3% of contributions and 50% of his or her next 2% of contributions.

Effective October 12, 2009, the Plan was restated to remain in compliance with IRS guidelines; incorporate changes required by the Pension Protection Act of 2006 and the Economic Growth and Tax Relief Act of 2001; clarify that the Plan uses the elapsed time method for crediting services; and clarify that the safe harbor matching contributions are not a permissible source for hardship withdrawals. Additionally, as part of this restatement, the Plan was amended effective January 1, 2010 to allow participants to change their contribution deferral elections under the Plan each pay period instead of quarterly.

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor nonelective portion of the Plan following the completion of twelve months of service (except seasonal employees, co-op employees, leased employees, interns and nonresident aliens with no U.S. source income).

Contributions

Effective January 1, 2003, the amended Plan allows for contributions up to 60% of a participant’s eligible compensation (as defined in the Plan Document and subject to annual limitations established by the IRS).

Effective May 4, 2011, the plan was amended to allow participants to make Roth 401(k) contributions to their account.

Under the terms of the Plan, the Company is required to make safe harbor matching contributions of 100% of an eligible participant’s first 3% of contributions and 50% of his or her next 2% of contributions (subject to certain limits).

Participant Accounts and Investment Options

Each participant’s account is credited with the employee’s contribution and the Company’s matching contribution, plus Plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers 41 investment options including a Company stock fund. The Company stock fund is a participant directed investment option. Contributions to the Company stock fund are limited to 20% of a participant’s total contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

In May 2011, Fidelity BrokerageLink was added as an investment option. BrokerageLink is a self-directed, brokerage account that allows participants to invest in a broad range of securities, including stocks, bonds, mutual funds, exchange-traded funds, certificates of deposit and other investment choices.

Vesting

Employees are always 100% vested in their total account under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted on the first day of the calendar month after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death or upon termination other than described above. Benefits are distributed by means of a lump sum payment. In-kind distributions of the Company’s common stock are permitted. Corrective distributions are made for excess deferrals and contributions.

Other

The Plan allows for participant in-service withdrawals at or after age 59-1/2 and hardship withdrawals at any time from the participant’s account if certain conditions are met.

Participant Loans

Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2011 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 4.25% to 9.50% for loans that were outstanding as of December 31, 2011 and 2010.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of Plan assets unless paid by the Company. During the Plan year ended December 31, 2011, the Company did not pay any administrative expenses on behalf of the Plan.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRC and ERISA guidelines.

Note 2 – Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The money market funds, mutual funds and common stock investments are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in commingled trust funds are valued at the contract value, as reported by the trustee of the commingled trust fund on each valuation date. Since the commingled trust funds are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the commingled trust funds. The commingled trust fund is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported by the trustee, represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Valuation of Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

Contributions

Contributions from the Company are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants’ payroll.

Benefit Payments

Benefits payments are recognized when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the plan’s financial statements.

Note 3 – Investments

Investments at December 31, 2011 and 2010 consist of the following, which were recorded at fair value:

Description	2011	2010
Money market funds	$8,706,230	$7,931,924
Commingled trust fund	5,454,252	4,566,661
ADTRAN common stock fund	6,686,370	7,510,893
BrokerageLink	591,601	—
Mutual funds	118,383,587	112,549,562

Total	$139,822,040	$132,559,040

The Plan’s investments (including investments bought and sold, as well as held, during the year) changed in value by $(7,436,343) during the year ended December 31, 2011, as follows:

2011
Mutual funds, BrokerageLink and commingled trust fund	$(6,212,955)
ADTRAN common stock fund	(1,223,388)

Total	$(7,436,343)

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	2011	2010
Fidelity Balanced Fund – Class K	$11,009,781	$10,374,254
Morgan Stanley Small Company Growth Portfolio	$10,154,663	$11,078,375
Fidelity Freedom K 2020 Fund	$8,401,141	$7,625,596
Fidelity Retirement Money Market Portfolio	$7,586,447	$7,101,944
Fidelity Diversified International Fund – Class K	$—	$7,676,057
ADTRAN, Inc. Company Stock	$—	$7,510,893

Note 4 – Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2011, the Plan purchased 23,266 units of the ADTRAN, Inc. Common Stock Fund for $725,996 and disposed of 4,687 units for $152,815. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $72,497 in dividend payments related to the common stock of the Company for the year ended December 31, 2011. These transactions qualify as party-in-interest transactions.

Note 5 – Income Tax Status

The Plan obtained its latest advisory letter on March 31, 2008 from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. The Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items. Management believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 6 – Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$143,933,255	$136,067,724
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	134,523	37,131
Contributions receivable	(711,869)	(546,492)

Net assets available for benefits per the Form 5500	$143,355,909	$135,558,363

The following is a reconciliation of contributions per the financial statements at December 31, 2011 to Form 5500:

2011
Contributions per the financial statements	$15,909,237
Less: Transfers of assets to the plan	(847,696)
Less: Contributions receivable at December 31, 2011	(711,869)
Add: Contributions receivable at December 31, 2010	546,492

Contributions per Form 5500	$14,896,164

Contributions that are not received by the Plan until the subsequent year are not accrued on the Form 5500.

Note 7 – Risks and Uncertainties

The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 8 – Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (ASC) provides a definition of fair value that focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with the Fair Value Measurements and Disclosures Topic, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurement and related disclosures, the Plan utilizes the fair value hierarchy required by the Fair Value Measurements and Disclosures Topic which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 – Quoted prices in active markets for identical debt and equity securities; Level 2 – Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities; Level 3 – Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

There have been no changes in the valuation methodologies used at December 31, 2011 and 2010 to value the Plan’s assets at fair value, a summary of which is as follows:

Money market funds and mutual funds are valued at the quoted net asset value of shares held by the Plan, which represents fair value and are classified within Level 1 in the fair value hierarchy tables below.

The commingled trust fund is valued at its unit value as reported by the commingled trust fund as of the valuation date, which approximates fair value. The commingled trust fund invests in a diversified portfolio of benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. These underlying fund securities are measured at fair value using methodologies approved by the trustees of the commingled trust funds. Since the units of the commingled trust fund are not traded in active markets, but do have daily liquidity with trades settling between one and three days and are fully benefit responsive to participant transactions at the measurement date, they are classified within Level 2 in the fair value hierarchy tables below.

The ADTRAN common stock fund is valued based on the closing price of ADTRAN common stock as quoted on the NASDAQ Global Select Market and is classified within Level 1 in the fair value hierarchy tables below.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$8,706,230	$8,706,230	$—	$—
Commingled trust fund	5,454,252	—	5,454,252	—
ADTRAN common stock fund	6,686,370	6,686,370	—	—
BrokerageLink	591,601	591,601	—	—
Mutual funds
Index funds	6,083,926	6,083,926	—	—
Income/Bond funds	15,386,165	15,386,165	—	—
Balanced funds	11,009,781	11,009,781	—	—
Growth funds	55,468,762	55,468,762	—	—
Asset allocation funds	28,101,638	28,101,638	—	—
Other funds	2,333,315	2,333,315	—	—

Total investments at fair value	$139,822,040	$134,367,788	$5,454,252	$—

	Fair Value Measurements at December 31, 2010 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$7,931,924	$7,931,924	$—	$—
Commingled trust fund	4,566,661	—	4,566,661	—
ADTRAN common stock fund	7,510,893	7,510,893	—	—
Mutual funds
Index funds	5,984,661	5,984,661	—	—
Income/Bond funds	13,190,397	13,190,397	—	—
Balanced funds	10,374,254	10,374,254	—	—
Growth funds	57,924,958	57,924,958	—	—
Asset allocation funds	22,856,950	22,856,950	—	—
Other funds	2,218,342	2,218,342	—	—

Total investments at fair value	$132,559,040	$127,992,379	$4,566,661	$—

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Money Market Funds:
*	Fidelity Investments	Retirement Money Market Portfolio		$7,586,447
*	Fidelity Investments	U. S. Treasury Money Market Fund		1,119,783

	Commingled Trust Fund:
*	Fidelity Investments	Managed Income Portfolio		5,454,252

	Common Stock Fund:
*	ADTRAN, Inc.	Common stock (212,834 shares and $267,181 cash)		6,686,370

	Other Investments:
*	Fidelity Investments BrokerageLink	Various investments		591,601

	Mutual Funds:
	American Beacon Advisors, Inc.	American Beacon Large Cap Value Institutional Fund		709,149
	BlackRock	BlackRock Inflation Protected Bond Fund		1,349,370
*	Fidelity Investments	Balanced Fund – Class K		11,009,781
*	Fidelity Investments	Blue Chip Growth Fund – Class K		1,817,695
*	Fidelity Investments	Contrafund – Class K		5,626,395
*	Fidelity Investments	Diversified International Fund – Class K		6,777,996
*	Fidelity Investments	Equity-Income Fund – Class K		6,162,794
*	Fidelity Investments	Freedom K 2000 Fund		2,717,705
*	Fidelity Investments	Freedom K 2005 Fund		197,500
*	Fidelity Investments	Freedom K 2010 Fund		2,434,693
*	Fidelity Investments	Freedom K 2015 Fund		1,626,190
*	Fidelity Investments	Freedom K 2020 Fund		8,401,141
*	Fidelity Investments	Freedom K 2025 Fund		2,854,214
*	Fidelity Investments	Freedom K 2030 Fund		3,008,267
*	Fidelity Investments	Freedom K 2035 Fund		2,442,874
*	Fidelity Investments	Freedom K 2040 Fund		2,214,701
*	Fidelity Investments	Freedom K 2045 Fund		673,771
*	Fidelity Investments	Freedom K 2050 Fund		700,748
*	Fidelity Investments	Freedom K Income Fund		829,834
*	Fidelity Investments	Fidelity Fund – Class K		6,608,306

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Mutual Funds (Continued):

*	Fidelity Investments	Government Income Fund		5,924,456
*	Fidelity Investments	Growth Company Fund – Class K		5,636,175
*	Fidelity Investments	Leveraged Company Stock Fund – Class K		2,437,504
*	Fidelity Investments	Low-Priced Stock Fund – Class K		6,170,886
*	Fidelity Investments	Spartan 500 Index Fund – Institutional Class		6,083,926
*	Fidelity Investments	Spartan U.S. Bond Index Fund – Investor Class		4,649,753
	Goldman Sachs	Growth Opportunities Fund Institutional Class		63,016
	Hartford	Hartford International Opportunities HLS Fund		77,440
	Heartland Funds	Heartland Value Plus Institutional Fund		59,079
	Loomis, Sayles & Company	Bond Institutional Fund		3,462,586
	Morgan Stanley Institutional Fund, Inc.	Small Company Growth Portfolio		10,154,663
	Neuberger Berman	Partners Investment Fund		483,328
	Rainer Investment Management, Inc.	Small/Mid Cap Equity Institutional Fund		3,027,850
	RS Investments	RS Partners Y		908,042
	Wells Fargo	Advantage C&B Mid Cap Value Institutional		330,428
	Wells Fargo	Special Mid Cap Value Institutional		751,331

	Total Investments (held at end of year)			139,822,040

	Participants Loans:
*	Participants	Loans with interest rates ranging from 4.25% to 9.50%		3,533,869

	Total Assets (held at end of year)			$143,355,909

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, INC. 401(k) RETIREMENT PLAN

Date: June 21, 2012	/s/ James E. Matthews
James E. Matthews
Senior Vice President – Finance,
Chief Financial Officer, Treasurer,
Secretary and Director
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP